HOLLYWOOD SCRIPT RESEARCH

July 08, 2022
FOR: Good Works Film, LLC
PARTNER: Erin Manacker
RESEARCHER: Dennis Whitcomb
BUSINESS MGR: Lois Whitcomb
PHONE: (818) 553-3633

RESEARCH ON: "OUTLAWS" (screenplay) by unspecified writer

LOCALE: The fictional, U.S. Towns of Hammer, Stanton, & Li'l Heaven, all in an unspecified U.S. state.

TIME: The past: 1908.

CAST	COMMENT
Caprice, p. 1	Identified by single name only.
Silver Bird, p. 2	We find no conflict.
Earl Morton, p. 2	We find no conflict.
Chief, p. 3	Identified by nickname only.
Jose, p. 7	Identified by first name only.
Stage Coach Mary, p. 11	Identified by nickname and first name only.
Margarite, p. 13	Identified by first name only.
Uncle Ruru, p. 13	Identified by first name only.
Malinda Decker, p. 14	We find no conflict.
Decker, p. 14	Identified by last name only.
Angel, p. 15	Identified by first name only.

Willis, p. 17	**Identified by first name only.**
Redbeard, p. 17	**Identified by nickname only.**
Cyclops, p. 17	**Identified by nickname only.**
Spooky, p. 23	**Identified by nickname only.**
Gerty, p. 23	**Identified by first name only.**
Southpaw, p. 24	**Identified by nickname only.**
Annabelle Stratford-Lee, p. 26	**We find no conflict.**
Queeny, p. 31	**Identified by first name only.**
Carson, p. 32	**Identified by single name only.**
Jack Johnson, p. 36	**Actual professional boxing champion.**
Mayor Lee, p. 39	**Identified by last name only.**
Ossie, p. 51	**Identified by first name only.**
Jose Ramirez, p. 68	**We find no conflict.**
Sarah Ramirez, p. 68	**We find no conflict.**
Allan Baker, p. 70	**We find no conflict.**
Alvin Baker, p. 70	**We find no conflict.**
Homer, p. 85	**Identified by single name only.**
Athena, p. 85	**Identified by first name only.**
Ulysses, p. 85	**Identified by first name only.**
Dionysis, p. 85	**Identified by first name only.**
Lee, p. 89	**Identified by single name only.**

Jeremiah, p. 91   **Identified by first name only.**

Chief Great Cloud, p. 92 **Identified by Indian name only.**

PAGE	COMMENT

1   **(BORDER TOWN…Mexico or Texas? Hard to tell) –** Establishes the approximate locale of this scene.

1   **(it's around 1908) –** Establishes the timeframe of this scene, and of this screenplay.

3-102   **(folding up a map…makes…calculations on the map…a plot map…a couple of maps laid out …checks his map) –** Presume all publications used as featured props will be created especially for this production, and will not duplicate any copyrighted or protected material. If not, advise check copyright status of all publications used. Permission advised from the publisher for featured prop usage of any copyrighted publication.

4-85   **back to Africa…from West Africa –** References to the Continent of Africa.

4-85   **caves of Europe…from England –** Reference to the Continent of Europe, and to the European Country of England.

8-73   **(bringing another bottle…with a…bottle of whiskey…pulls a brown bottle from the shelf… sharing…the bottles of wine…pass around the bottles of wine…with boxes of ammunition) –** Please see note #5 on the first page of this report, re: commercial identification.

10   **No-Time got shot –** Identified by nickname only.

13-109   **(The music really kicks in…violin…begins to play)…"Twinkle, Twinkle, Little Star"…(she fumbles through the song…a sweet, mournful melody played on a harmonica…violin music …playing beautifully…music builds…Music kicks up…duet, accompanied by piano…play-ing and singing together…hearing a haunting violin play…playing her mournful violin… plays a mournful peace of classical music…segues into a Vivaldi) –** Music clearance advised for any recognizable portion of any copyrighted melody heard. Music and artist clearance advised for any recording of a melody.

17   **the Civil War –** Reference to the actual U.S. Civil War between the North and the South between 1861-1865.

18   **the Pedrazzini…(hands Angel the violin) –** Indication in direction of featured prop usage of the actual make of violin, made by the Italian violin maker, Giuseppe Pedrazzini.

19   **(eyes Decker's medals)…Distinguished marksmen, calvary and in charge of Indian negotiations –** This should say, marks<u>m</u>an, and <u>caval</u>ry

25-72   **fastest…gun this side of the Mississippi…next stagecoach?...Comes down all the way through Montana…moved on to Tulsa, Oklahoma…New Orleans –** References to the Mississippi River, The U.S. State of Montana, and the U.S. Cities of Tulsa, Oklahoma, and New Orleans, Louisiana.

26-40   **(a wanted poster with a drawing of two fierce-looking white guys)…Butch Cassidy and the Sundance Kid…bank robbers…part of the "Wild Bunch" gang…Robert Leroy Parker, or Harry Longbaugh…Butch and Sundance's real names…They just got gunned down by Federales in Bolivia –** Presume these posters will be created especially for this production, and will not duplicate any copyrighted or protected material. References to the bank robbing gang, the Wild Bunch, led by Robert Leroy Parker, who was known by the alias, "Butch Cassidy," and his Partner, Harry Longbaugh, known by the alias, "The Sundance Kid." They were killed in the South American Country of Bolivia by Federales.

27-86   **Mr. Walters…ol' man McGrady…Herrera –** Identified by last names only.

28   **(pockets a small bible) –** The Holy Bible is now in the public domain. No permission is required to film it, or to quote from it. Advise use a Bible on which the cover says, "Bible," "Holy Bible," or "Holy Scriptures," to avoid use of an annotated edition which could be protected.

31   **(BIG MAMA'S JUKE JOINT) –** We find no conflict.

36   **like the black Robin Hood –** Reference to the 12th Century, English outlaw who was rumored to steal from the rich and give to the poor.

38-66   **(She slips off her clothes…the clothes come off…Queeny grins and strips down) –** Advise avoid wardrobe usage of, or featured prop usage of, lingerie of proprietary design.

41-97   **The Good Book says, "Thou shall not kill"… "Vengeance is mine," sayeth the Lord"…like a Garden of Eden –** Please see above note for p. 28, re: Holy Bible. These are quotes from it.

42   **(HAMMER BANK) –** We find no conflict.

43   **(HAMMER – TOWN MAIN STREET) –** Establishes the locale of this scene as the fictional U.S. Town of Hammer, in an unspecified state.

44-76   **(wearing a badge…The sheriff…A few of his deputies…plucks off the sheriff's badge) –** Advise avoid identification of the exact name, badges, patches, or vehicle markings of any actual law enforcement organization.

45   **(stuffs his handkerchief in…the whiskey bottle…light it…tosses it into the wagon of hay) –** Advise avoid commercial identification of this brand of whiskey in the context of this use as a weapon, which could be construed as derogatory by the distiller.

50   **(LUCKY O TRADING POST) –** We find no conflict.

54-59   **(browses through some…comics on cowboys and Indians…reading the newspaper…headline reads, "Butch Cassidy and the Sundance Kid imitators rob church") –** Please see above note for p. 3-102, re: publications.

59-66   **as dead as Lincoln…Lincoln promised the slaves…reparations money…Forty acres and a mule –** Reference to the U.S. President, Abraham Lincoln, who was assassinated in 1865. The emancipated slaves were promised forty acres of land, and a mule to plow it.

62   **(hums, "Amazing Grace") –** This hymn is now in the public domain.

63   **with a tribe of Seminole Indians –** Reference to the actual tribe of native-Americans.

68   **(shows them the petition with all the names on it and the deed to his property) –** Advise avoid paperwork identification of any actual business, organization, agency, individual, address, phone number, email address, or web-address.

70   **(STANTON TOWN) –** We find no conflict.

70-82   **(porcelain statues of angels…holds up the largest porcelain angel) –** Presume these angels will be created especially for this production, and will not duplicate any copyrighted or protected material. If not, advise check copyright status of all featured works of art. Permission advised from each copyright holder; from any living subject who is recognizable, who is not a member of the cast; and from all living artists whose works are featured, whether or not they are protected by copyright.

71-90   **We have the "Chinese Exclusion Act"…from China –** Reference to the actual act of the U.S. Congress; and to the Asian Country of China.

71   **the Mexican-American War –** Reference to the actual war between 1846 and 1848.

73-95   **(Wanted posters…sketches of the Outlaws, including Decker…sketch of their friends…sketch of the white cowboy) –** Please see above note for p. 70-82, re: featured works of art.

79   **town…renamed, L'il Heaven –** We find towns by this name in Montana and Delaware.

83   **(in his hand is a locket) –** Advise avoid wardrobe usage of, or featured prop usage of, jewelry of proprietary design.

83-120   **(Decker…with a picture of his lovely wife, Malindy…picture of Angel in the newspaper…In the background…Redbeard holds the violin…real historical photos of Jack Johnson, Stagecoach Mary, and then others) –** Advise check copyright status of all photos used. Permission advised from each copyright holder, and from any living subject who is recognizable, who is not a member of the cast.

84   **(L'IL HEAVEN BANK) –** We find no conflict.

114   **Was Columbus a butcher, or did he discover the new world? –** Reference to the Italian ship's captain, Christopher Columbus.

END OF REPORT.